Exhibit 99.1

VivoPower International PLC Announces Contract to Complete Electrical Works for 119MWdc Hillston Solar Farm

LONDON, September 23, 2021 (GLOBE NEWSWIRE) -- VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that its wholly-owned subsidiary in Australia, J.A. Martin Electrical Pty Limited (“J.A. Martin”) has been awarded a contract to complete all electrical works for the 119MWdc Hillston Solar Farm in the Riverina region of southwestern New South Wales.

Construction has already commenced with the project to be the third Australian solar farm completed by J.A. Martin in partnership with lead contractor GRS and brings J.A. Martin’s total of completed and contracted solar farms to over 450MWdc.

Once energized, the Hillston Solar Farm will generate approximately 235,000MWh of clean energy per year, enough to power nearly 54,000 homes and avoid over 161,000 tonnes of carbon dioxide emissions annually. The project’s construction will create about 160 local jobs.

Phil Lowbridge, General Manager of J.A. Martin, said: “J.A. Martin is excited to have the opportunity to once again work with GRS to construct another major solar farm. We look forward to completing another successful project and continuing to help power the growth of renewable energy in New South Wales and across Australia.”

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States, and the United Kingdom.

About J.A. Martin

J.A. Martin is a wholly-owned subsidiary of VivoPower in Australia. Founded in 1968, J.A. Martin specializes in delivering industrial electrical engineering and power services, including solar engineering design, procurement, and construction (EPC).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com

Press

rmorganevans@edisongroup.com